

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 11, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (215) 574-8176

Crit DeMent
Chairman and Chief Executive Officer
LEAF Asset Management, LLC
1818 Market Street, 9th Floor
Philadelphia, PA 19103

> **Re:** **LEAF Equipment Leasing Income Fund III, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 24, 2006**
> **File No. 333-137734**

Dear Mr. DeMent:

We have confined the scope of our review to the items commented upon below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Objectives and Strategies
Leasing—A Possible Portfolio Diversification Solution, page 42

1. Please provide us with Ibbotson Associates' study and tell us whether this study is publicly available without charge. In addition, please tell us whether Ibbotson is aware of and has consented to your use of its information in this registration statement.

Closing Comment

2. Please also review the representations requested on page 3 of our letter dated November 3, 2006, and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gerald A. Bollinger (*via facsimile* 405/942-3527)
  Kunzman & Bollinger, Inc.
  5100 N. Brookline, Suite 600
  Oklahoma City, Oklahoma 73112